Exhibit 99.1

Docebo Inc. Provides Update on Substantial Issuer Bid

TORONTO, ONTARIO – February 18, 2026 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”), a leading learning platform provider with a foundation in artificial intelligence (AI) and innovation, today provided an update on its previously announced substantial issuer bid (the “Offer”) under which the Company will offer to repurchase for cancellation up to US$60,000,000 of its outstanding common shares (“Common Shares”) at a price of US$20.40 per Common Share.

Change in Intercap Intentions to Participate in the Offer

Intercap Equity Inc. (“Intercap”), has informed the Company that, due to Intercap’s internal capital management considerations, it may in fact participate in the Offer and could tender Common Shares to the Offer, with the goal of maintaining its approximate current ownership interest in the Company. Intercap beneficially owns approximately 56.6% of the Company’s issued and outstanding Common Shares (including the 3,630,715 Common Shares Intercap has committed to acquire from WPGG 14 Investment Ltd. IV which is scheduled to close on or about February 27, 2026, all as described in Intercap’s press release of November 28, 2025). Jason Chapnik (Chairman and a director of the Company) beneficially owns, controls or directs, directly or indirectly, all of the equity interests of Intercap and serves as Chairman and Chief Executive Officer of Intercap and James Merkur (a director of the Company) serves as President of Intercap.

“Intercap’s change of intention relates solely to Intercap’s capital management requirements and should not be interpreted as a view on Docebo’s value or prospects,” said Jason Chapnik, Chairman and CEO of Intercap. “As Docebo’s largest shareholder, Intercap remains committed to the Company and believes strongly in its future. Docebo is doing incredible things. Our goal is to manage our capital needs appropriately while maintaining the largest stake possible in Docebo.”

Continued Board Support for the Offer

The Company’s board of directors (the “Board”) remains committed to the Offer, as it believes that the current trading price of the Common Shares is not fully reflective of the value of the Company’s business and future prospects. The Company and the Board continue to believe that the Offer is in the best interests of the Company and represents a desirable use of a portion of its existing liquidity.

Financing

The Company intends to fund the Offer through a combination of approximately US$30,000,000 of cash on hand and an approximate US$30,000,000 draw down on its credit facility. In its January 29, 2026 press release announcing the Offer, the Company announced an intention to increase the size of its credit facility from US$50,000,000 to US$100,000,000.

The Company has now entered into an amended and restated credit agreement with National Bank of Canada as administrative agent, and the other lenders party thereto from time to time that provides for, among other things, an increase of $50,000,000 in the secured revolving credit facility such that the maximum amount available for the Company to borrow is $100,000,000 (the “Amended Facility”). The Amended Facility has a term of three years and bears interest at variable rates depending on certain financial ratios and metrics. The Amended Facility includes an accordion feature that allows for the expansion of the Amended Facility by up to an aggregate maximum principal amount of $50,000,000. The accordion feature is available upon request by Docebo and is subject to acceptance by the lenders or commitments by new financial institutions or commercial lenders in the case where the lenders decline to increase their commitment in connection with the accordion request. The Amended Facility, which is secured against all assets of the Company and a pledge of certain equity interests in its subsidiaries, is available for general corporate purposes, acquisitions, and investments (including the Offer), subject to certain limitations.

Offer Timing

The Offer will expire on March 10, 2026, unless extended, varied or withdrawn. Further details regarding the Offer can be found in the Company’s Offer to Purchase and Circular dated February 1, 2026, which are available free of charge under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders who wish to deposit Common Shares under the Offer and who hold Common Shares registered in the name of an investment dealer, stock broker, bank, trust company or other nominee, should immediately contact their nominee in order to take the necessary steps to be able to deposit the Common Shares held under the Offer.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Common Shares. The solicitation and the offer to buy Common Shares will only be made pursuant to the Offer documents, which have been filed with the applicable securities regulators in Canada and the United States.

Forward-Looking Information

This news release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, intends”, “anticipates”, “believes”, “assumes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information in this press release includes, but is not limited to, statements regarding the Company’s business, the timing of the Offer, Board support for the Offer, Intercap’s intention to participate in the Offer and Intercap’s proposed acquisition of Common Shares from WPGG 14 Investment Ltd. IV.

This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include those relating to: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; all conditions to the Offer being satisfied; Intercap’s internal capital management arrangements; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; our ability to maintain the authorization required for use of our platform across the public sector; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is also subject to a number of risks that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, risks that the Company will perform as expected and those factors discussed in greater detail under the “Risk Factors” section in our Annual Information Form dated February 27, 2025 (the “AIF”), available free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and should be considered carefully by prospective Investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward- looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedarplus.ca.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy

Vice President – Investor Relations

(214) 830-0641

mike.mccarthy@docebo.com